SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13D-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)*

Telesat Corporation

(Name of Issuer)

Class B Variable Voting Shares, No Par Value Per Share

(Title of Class of Securities)

879512309

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Continued on following pages

(Page 1 of 17 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879512309	13D	Page 2 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,410
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,519,410
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 3 of 30 Pages

1	NAMES OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,410
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,519,410
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 4 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 5 of 30 Pages

1	NAMES OF REPORTING PERSONS MHRC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 879512309	13D	Page 6 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,779,594
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,779,594
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,779,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 879512309	13D	Page 7 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,279,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,279,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,279,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 8 of 30 Pages

1	NAMES OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,279,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,279,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,279,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 9 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,600,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,600,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 879512309	13D	Page 10 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,600,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,600,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 11 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,035,092
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,035,092
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,035,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 12 of 30 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,035,092
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,035,092
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,035,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 879512309	13D	Page 13 of 30 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,096,228
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,096,228
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,096,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 15 of 30 Pages

Introductory Note

This statement on Schedule 13D (this “Statement”) relates to Class B Variable Voting Shares, no par value per share (the “Class B Shares”) of Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

On November 18, 2021 and November 19, 2021, the Issuer, along with the other parties to the Transaction Agreement (as defined below) consummated the transactions (collectively, the “Transaction”) contemplated by the Transaction Agreement and Plan of Merger (as amended, the “Transaction Agreement”), dated as of November 23, 2020, by and among the Issuer, Telesat Canada, a Canadian corporation (“Telesat Canada”), Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation (“Red Isle”).

Under the terms of the Transaction Agreement, at the effective time (the “Effective Time”) of the merger of Merger Sub with and into Loral (the “Merger”), all 18,035,092 shares of Loral voting and non-voting common stock outstanding immediately prior to the Effective Time that were held by the Reporting Persons (as defined below) and certain of their affiliated entities, were converted into the right to receive 18,035,092 newly issued Class B units of Telesat Partnership (the “Class B Units”). In addition, 46,136 restricted stock units of Loral held by Dr. Rachesky (as defined below) were converted into the right to receive 46,136 newly issued Class B Shares. The Reporting Persons and their respective affiliated entities that hold Class B Units or Class B Shares as set forth in Item 5 of this Statement are each referred to herein as an “MHR Holder” and collectively as the “MHR Holders”.

From and after the date that is six (6) months following the Effective Time, each MHR Holder that holds Class B Units will have the right to require Telesat Partnership to repurchase (the “Exchange Right”) any or all of Class B Units held by such MHR Holder in exchange for an equivalent number of Class B Shares. As summarized in this Statement, the Class B Units are intended to provide economic rights that are substantially equivalent, and voting rights with respect to the Issuer that are substantially equivalent, to the corresponding rights afforded to holders of Class B Shares, as applicable. In particular, the holders of Class B Units are indirectly entitled to vote in respect of matters on which holders of Class B Shares are entitled to vote, including in respect of the election of directors of the Issuer, through a voting trust mechanism summarized in this Statement. As such, each of the Reporting Persons and the other persons identified in Item 2 of this Statement may be deemed to be beneficial owners of the Class B Shares issuable upon conversion of the Class B Units.

Item 2. Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Advisors LLC (“Advisors”);

(ii)	MHR Institutional Advisors LLC (“Institutional Advisors”);

Page 16 of 30 Pages

(iii)	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(iv)	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(v)	MHR Institutional Partners III LP (“Institutional Partners III”);

(vi)	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

(vii)	MHRC LLC (“MHRC”);

(viii)	MHRC I LLC (“MHRC I”);

(ix)	MHRC II LLC (“MHRC II”);

(x)	MHR Fund Management LLC (“Fund Management”);

(xi)	MHR Holdings LLC (“MHR Holdings”); and

(xii)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities beneficially owned by each of MHR Capital Partners Master Account LP, an Anguilla, British West Indies limited partnership (“Master Account”), MHR Capital Partners Master Account II Holdings LLC, a Delaware limited liability company (“Master Account II Holdings”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners LP (“Institutional Partners”), MHRA LP (“MHRA”), MHRM LP (“MHRM”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and Institutional Partners III, each (other than Master Account and Master Account II Holdings) a Delaware limited partnership.

MHR Capital Partners Master Account II LP, a limited partnership organized in the Republic of the Marshall Islands (“Master Account II”), is the sole member of Master Account II Holdings, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by Master Account II Holdings. Advisors is the general partner of each of Master Account, Master Account II and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Master Account, Master Account II Holdings and Capital Partners (100). Institutional Advisors is the general partner of each of Institutional Partners, MHRA and MHRM, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Class B Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Class B Shares reported herein which are beneficially owned by each of Master Account, Master Account II Holdings, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III. MHR Holdings, a Delaware limited liability

Page 17 of 30 Pages

company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by Fund Management.

MHRC is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Master Account, Master Account II Holdings and Capital Partners (100). MHRC I is the managing member of Institutional Advisors and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by Institutional Partners, MHRA and MHRM. MHRC II is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by of each of Institutional Partners II and Institutional Partners IIA.

Dr. Rachesky is the managing member of MHRC and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by of each of Master Account, Master Account II Holdings and Capital Partners (100). Dr. Rachesky is the managing member of MHRC II and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the manager of MHRC I and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners, MHRA and MHRM. Dr. Rachesky is the managing member of Institutional Advisors III and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by Institutional Partners III. Dr. Rachesky is the managing member of MHR Holdings, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Master Account, Master Account II Holdings, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

The Reporting Persons:

The principal business of each of Institutional Partners IIA and Institutional Partners III is investment in securities.

Advisors is a Delaware limited liability company and the general partner of each of Master Account, Master Account II and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to each of Master Account, Master Account II and Capital Partners (100). Institutional Advisors is a Delaware limited liability company and the general partner of each of Institutional Partners, MHRA and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. MHRC is a Delaware limited liability company and the managing member of Advisors. The principal business of MHRC is to serve as the managing member of Advisors. MHRC I is a Delaware limited liability company and the managing member of Institutional Advisors. The principal business of MHRC I is to serve as the managing member of Institutional Advisors. MHRC II is a Delaware limited liability company and the managing member of Institutional Advisors II. The principal business of MHRC II is to serve as the managing member of Institutional Advisors II.

The principal business of Fund Management is to provide management and advisory services to each of Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 18 of 30 Pages

MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management.

Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III and MHR Holdings. Dr. Rachesky is the manager of MHRC I. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 1345 Avenue of the Americas, 42nd Floor, New York, N.Y. 10105.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Under the terms of the Transaction Agreement, at the Effective Time of the Merger, each of the 18,035,092 shares of Loral voting and non-voting common stock outstanding immediately prior to the Effective Time that were held by the MHR Holders were converted into the right to receive 18,035,092 newly issued Class B Units. In addition, 46,136 restricted stock units of Loral held by Dr. Rachesky were converted into the right to receive 46,136 newly issued Class  B Shares.

Item 4. Purpose of Transaction.

All of the Class B Units and Class B Shares reported on this Statement were acquired in connection with the consummation of the Transaction. The Reporting Persons intend to review their holdings in the Issuer and Telesat Partnership on a continuing basis and as part of this ongoing review evaluate various alternatives that are or may become available with respect to the Issuer and its and Telesat Partnership’s securities.

Except as otherwise set forth in this Statement, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Persons may from time to time and at any time (in accordance with any trading policy of the Issuer or its subsidiaries and affiliates that may then be applicable to the Reporting Persons) in their sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Following the six (6) month anniversary of the Effective Time, the Reporting Persons may from time to time and at any time in their sole discretion, convert any or all of their Class B Units into Class B Shares. Such transactions may depend upon a variety of factors, including, without limitation, trading prices and liquidity of the securities in question, the financial condition, results of operations and prospects of the Issuer and any of its subsidiaries or affiliates, other investment opportunities, trading policies and liquidity of the Reporting Persons and general economic, financial, market and industry conditions or other factors.

Page 19 of 30 Pages

The Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

The information set forth in Item 6 below and Exhibits 1 through 5 to this Statement are incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

All Telesat Partnership Units (as defined below), Class A common shares of the Issuer (the “Class A Shares”), Class B Shares and Class C common shares of the Issuer (the “Class C Shares” and, collectively with the Telesat Partnership Units, Class A Shares and Class B Shares, the “Issuer Voting Securities”) generally vote as a single class in accordance with their terms. The distinction between Class A Shares and Class A units and Class B Shares and Class B Units relates to the mechanism for maintaining Canadian voting control of the Issuer, as discussed in greater detail in the Issuer’s public disclosures. For purpose of calculating the percentages disclosed in Item 1 and Item 5 of this Statement, the Reporting Persons have assumed that 49,546,940 Issuer Voting Securities are issued and outstanding, based on that certain Issuer press release attached as Exhibit 99.6 to the Issuer’s Form 6-K on November 19, 2021. Other than the 46,136 Class B Shares held directly by Dr. Rachesky, all of the Class B Shares that may be deemed to be beneficially owned by the persons identified in Item 1 and this Item 5 may be deemed to be beneficially owned by such persons as a result of the indirect voting power such persons have over the Class B Shares based on their ownership of Class B Units, as described further in this Statement.

(a)(i) Master Account may be deemed the beneficial owner of 34,732 Class B Shares held for its own account (approximately 0.1% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13a-3(d)(1)i) under the Act).

(ii) Master Account II Holdings may be deemed the beneficial owner of 2,204,467 Class B Shares held for its own account (approximately 4.4% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(iii) Master Account II may be deemed the beneficial owner of 2,204,467 Class B Shares (approximately 4.4% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 2,204,467 Class B Shares beneficially owned by Master Account II Holdings.

(iv) Capital Partners (100) may be deemed the beneficial owner of 280,211 Class B Shares held for its own account (approximately 0.6% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Advisors may be deemed the beneficial owner of 2,519,410 Class B Shares (approximately 5.1% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 34,732 Class B Shares beneficially owned by Master Account, (B) 2,204,467 Class B Shares beneficially owned by Master Account II Holdings and (C) 280,211 Class B Shares beneficially owned by Capital Partners (100).

Page 20 of 30 Pages

(vi) Institutional Partners may be deemed the beneficial owner of 2,123,874 Class B Shares held for its own account (approximately 4.3% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) MHRA may be deemed the beneficial owner of 205,476 Class B Shares held for its own account (approximately 0.4% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) MHRM may be deemed the beneficial owner of 305,541 Class B Shares held for its own account (approximately 0.6% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ix) Institutional Advisors may be deemed the beneficial owner of 2,634,891 Class B Shares (approximately 5.3% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,123,874 Class B Shares beneficially owned by Institutional Partners, (B) 205,476 Class B Shares beneficially owned by MHRA and (C) 305,541 Class B Shares beneficially owned by MHRM.

(x) Institutional Partners II may be deemed the beneficial owner of 1,500,233 Class B Shares held for its own account (approximately 3.0% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xi) Institutional Partners IIA may be deemed the beneficial owner of 3,779,594 Class B Shares held for its own account (approximately 7.6% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Advisors II may be deemed the beneficial owner of 5,279,827 Class B Shares (approximately 10.7% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,500,233 Class B Shares beneficially owned by Institutional Partners II and (B) 3,779,594 Class B Shares beneficially owned by Institutional Partners IIA.

(xiii) Institutional Partners III may be deemed the beneficial owner of 7,600,964 Class B Shares held for its own account (approximately 15.3% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(xiv) Institutional Advisors III may be deemed the beneficial owner of 7,600,964 Class B Shares (approximately 15.3% of the total number of Issuer Voting Securities outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 7,600,964 Class B Shares beneficially owned by Institutional Partners III.

(xv) MHRC may be deemed the beneficial owner of 2,519,410 Class B Shares (approximately 5.1% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(v) by virtue of MHRC’s position as the managing member of Advisors.

(xvi) MHRC I may be deemed the beneficial owner of 2,634,891 Class B Shares (approximately 5.3% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(ix) by virtue of MHRC I’s position as managing member of Institutional Advisors.

(xvii) MHRC II may be deemed the beneficial owner of 5,279,827 Class B Shares (approximately 10.7% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(xii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

Page 21 of 30 Pages

(xviii) Fund Management may be deemed the beneficial owner of 18,035,092 Class B Shares (approximately 36.4% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xix) MHR Holdings may be deemed the beneficial owner of 18,035,092 Class B Shares (approximately 36.4% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xx) Dr. Rachesky may be deemed the beneficial owner of 18,096,228 Class B Shares (approximately 36.5% of the total number of Issuer Voting Securities outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Class B Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings and as the manager of MHRC I, (b) 15,000 Class B Shares which may be deemed to be held directly by Dr. Rachesky and (c) 46,136 Class B Shares held directly by Dr. Rachesky.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 34,732 Class B Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 34,732 Class B Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Master Account II Holdings may be deemed to have (x) the sole power to direct the disposition of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account II Holdings as described above, and (y) the sole power to direct the voting of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account II Holdings as described above.

(iii) Master Account II may be deemed to have (x) the sole power to direct the disposition of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account II as described above, and (y) the sole power to direct the voting of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account II as described above.

(iv) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 280,211 Class B Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 280,211 Class B Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(v) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,519,410 Class B Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,519,410 Class B Shares which may be deemed to be beneficially owned by Advisors as described above.

(vi) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,123,874 Class B Shares which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,123,874 Class B Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

(vii) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,476 Class B Shares which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,476 Class B Shares which may be deemed to be beneficially owned by MHRA as described above.

Page 22 of 30 Pages

(viii) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,541 Class B Shares which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,541 Class B Shares which may be deemed to be beneficially owned by MHRM as described above.

(ix) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,634,891 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,634,891 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors as described above.

(x) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,500,233 Class B Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,500,233 Class B Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(xi) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,779,594 Class B Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,779,594 Class B Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(xii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,279,827 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,279,827 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(xiii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 7,600,964 Class B Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 7,600,964 Class B Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(xiv) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 7,600,964 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 7,600,964 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xv) MHRC may be deemed to have (x) the sole power to direct the disposition of 2,519,410 Class B Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,519,410 Class B Shares which may be deemed to be beneficially owned by MHRC as described above.

(xvi) MHRC I may be deemed to have (x) the sole power to direct the disposition of 2,634,891 Class B Shares which may be deemed to be beneficially owned by MHRC I as described above, and (y) the sole power to direct the voting of 2,634,891 Class B Shares which may be deemed to be beneficially owned by MHRC I as described above.

(xvii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 5,279,827 Class B Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 5,279,827 Class B Shares which may be deemed to be beneficially owned by MHRC II as described above.

(xviii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 18,035,092 Class B Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 18,035,092 Class B Shares which may be deemed to be beneficially owned by Fund Management as described above.

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(xix) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 18,035,092 Class B Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 18,035,092 Class B Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xx) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 18,096,228 Class B Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 18,096,228 Class B Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) None.

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Master Account II, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Master Account II Holdings in accordance with their partnership interests in Master Account II.

(iii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iv) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Institutional Partners in accordance with their partnership interests in Institutional Partners.

(v) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by MHRA in accordance with their partnership interests in MHRA.

(vi) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by MHRM in accordance with their partnership interests in MHRM.

(vii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(viii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(ix) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the entry into the Transaction Agreement and the consummation of the Transaction, MHR Fund Management LLC and certain of its affiliated entities (collectively, “MHR”) entered into certain agreements as described below.

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Amended and Restated Telesat Partnership Agreement

In connection with the consummation of the Transaction, MHR entered into that certain amended and restated limited partnership agreement of Telesat Partnership, between the Issuer, Red Isle, PSP Investments, Henry Intven, John Cashman, Clare Copeland and each other person who will be admitted to Telesat Partnership as a limited partner in accordance with the provisions thereof (the “Telesat Partnership Agreement”).

The Class A units, Class B Units and Class C units of Telesat Partnership (collectively, the “Telesat Partnership Units”) are intended to provide economic rights that are substantially equivalent, and voting rights with respect to the Issuer that are substantially equivalent, to the corresponding rights afforded to holders of the Issuer’s shares, as applicable.

The holders of Telesat Partnership Units, including MHR, are indirectly entitled to vote in respect of matters on which holders of the Issuer’s shares are entitled to vote, including in respect of the election of directors of the Issuer, through Special Voting Shares (the “Special Voting Shares”), which are a class of shares issued by the Issuer that, through a voting trust mechanism, provide for voting power over the Issuer shares that is equal to the number of Issuer shares into which the Telesat Partnership Units held by the holders of such Telesat Partnership Units on the applicable record date are convertible. Pursuant to the Telesat Partnership Agreement, each holder of Telesat Partnership Units has the right to direct the Issuer as to how to instruct the trustee under the voting trust mechanism to vote the Special Voting Shares corresponding to such holder’s Telesat Partnership Units. Pursuant to such voting trust mechanism, the trustee is required to cast such votes in accordance with voting instructions provided to it by the Issuer, in its capacity as general partner of Telesat Partnership.

From and after the date that is six (6) months following the Effective Time, a holder of Telesat Partnership Units will have the right to exercise the Exchange Right, which would require Telesat Partnership to repurchase any or all of Telesat Partnership Units held by such holder in exchange for the applicable class of Issuer shares; provided, however, that a holder of Telesat Partnership Units may exercise its Exchange Right at any time to effect a transfer to be effective prior to (and if so elected by such holder, subject to) the closing of a Telesat change of control transaction, so that such Issuer shares to be received by such holder in such repurchase will have the full right and power to participate in such Telesat change of control transaction.

The foregoing description of the Telesat Partnership Agreement is not complete and is qualified in its entirety by reference to the Telesat Partnership Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Investor Rights Agreement

In connection with the entry into the Transaction Agreement, MHR and the Issuer entered into that certain Investor Rights Agreements, dated November 23, 2020 ( the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, MHR is entitled to designate three directors to the board of directors of Issuer (the “Issuer Board”) and have the exclusive right to fill vacancies of any directorship for which it has the right to designate a director. The number of designees MHR will be entitled to designate to the Issuer Board will be reduced to two, one and zero upon MHR owning less than 25%, 15% or 5% of the Issuer’s shares and the Telesat Partnership Units (on an “as-exchanged” basis) outstanding as of the Effective Time. Further, so long as MHR has the right to designate at least one director to the Issuer Board, it will have the right, though not the obligation, to select one of the directors it designated to the Issuer Board to serve on or be an observer to the Issuer’s Audit Committee, Compensation Committee, and Nominating Committee or any other committee which may be formed in accordance with the Issuer’s articles.

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The Investor Rights Agreement requires MHR to vote all Issuer’s shares and Telesat Partnership Units held by it at each annual or other meeting of the shareholders of the Company at which directors of the Issuer are to be elected in favor of each designee nominated by MHR and PSP Investments who is included in the slate of nominees proposed for election by the Issuer Board at an annual or special meeting of shareholders at which directors of the Issuer are to be elected. In addition, unless such election is contested (i.e., there are more nominees for election than director seats to be filled in such election, in which case no voting obligation shall exist with respect to such nominees), MHR agreed to vote all Issuer’s shares and Telesat Partnership Units held by it at each annual or other meeting of the shareholders of the Issuer at which directors of the Issuer are to be elected, in favor of all other nominees who are included in the slate of nominees proposed for election by the Issuer Board at an annual or special meeting of shareholders at which directors of the Issuer are to be elected, in each case, in the same proportion as votes are cast in favor of such individuals by all other holders of Issuer shares and Telesat Partnership Units (excluding, for purposes of such calculation, all Issuer shares and Telesat Partnership Units to be voted in respect of such matter pursuant to the Investor Rights Agreement and the PSP IRA (as defined below)) at such meeting.

The Investor Rights Agreement allows MHR to transfer its right to designate one member of the Issuer Board to a third party if MHR transfers an amount of Issuer shares, Class B Units or any right or security that is exercisable for, convertible into or exchangeable for Issuer shares representing (i) at least 9.9% of the Issuer shares (on a fully exchanged and converted basis) as of the closing of the Transaction, and (ii) at least 5% of the issued and outstanding Issuer shares (on a fully exchanged and converted basis) at the time of such transfer.

The Issuer agreed to take certain actions to reasonably cooperate with MHR to facilitate a sale of MHR’s Issuer shares or Class B Units, as applicable, to a third party, at MHR’s sole cost and expense, for so long as MHR beneficially owns at least 10% of the Issuer’s shares or Telesat Partnership Units (on an “as-exchanged” basis).

Pursuant to the Investor Rights Agreements, MHR agreed, among other things, to not (i) call or knowingly facilitate the calling of a special meeting of the shareholders of Issuer or the partners of Telesat Partnership for the purpose of the election or removal of any directors of the Issuer or amendments to the Issuer’s articles or the Telesat Partnership Agreement, (ii) initiate proposals for action by the shareholders of the Issuer or the partners of Telesat Partnership for the purpose of the election or removal of any directors of the Issuer or amendments to the Issuer’s articles or the Telesat Partnership Agreement or (iii) request that the Issuer or the Issuer Board take any action that is inconsistent with the foregoing.

The Investor Rights Agreement also provides MHR with the ability to veto the following actions proposed to be taken by Issuer and Telesat Partnership so long as it holds at least 5% of the Issuer’s shares and the Telesat Partnership Units (on an “as-exchanged” basis): (a) the implementation of changes to their respective organizational documents, (b) the declaration and/or payment of dividends or other distributions other than pro rata dividends or other distributions, (c) the purchase or redemption of any Issuer shares or Telesat Partnership Units, subject to certain customary exceptions, including for repurchases of equity from employees upon termination of employment, (d) the implementation of any change to Issuer’s or Telesat Partnership’s tax status in the U.S. or Canada in a manner reasonably likely to adversely affect MHR, (e) the implementation of changes in the corporate form or recapitalizations of the Issuer or any of its subsidiaries that is reasonably likely to have adverse U.S. or Canadian tax consequences affecting MHR or (f) the implementation of changes to the number of members serving on the Issuer Board.

On November 23, 2020, the Issuer entered into an investor rights agreement with PSP Investments on substantially identical terms as the Investor Rights Agreement (the “PSP IRA”). The Issuer may not amend, modify or supplement the PSP IRA to provide PSP Investments with terms that are more favorable in respect of their position as a holder of Issuer shares or Telesat Partnership Units than those terms provided to MHR pursuant to the Investor Rights Agreement without the express prior consent of MHR.

Page 26 of 30 Pages

The foregoing description of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Registration Rights Agreement

In connection with the entry into the Transaction Agreement, MHR entered into that certain Registration Rights Agreement, dated as of November 23, 2020, by and among the Issuer, PSP Investments, Red Isle and MHR Fund Management LLC and certain of its affiliates (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, each of MHR and PSP Investments will be able to cause the Issuer to register its Class A Shares and Class B Shares under the Securities Act (each a “Demand Registration”) and, if requested, to maintain a shelf registration statement effective with respect to such shares. PSP Investments and MHR will each be entitled to up to three Demand Registrations and will also be entitled to participate on a pro rata basis in any registration of Class A Shares and Class B Shares under the Securities Act that the Issuer may undertake, subject to certain customary limitations and exceptions. Each of MHR and PSP Investments is entitled to tag-along rights under the Registration Rights Agreement pursuant to which if either party proposes to transfer its Class A Shares, Class B Shares, or Class C Shares, the other party has the right to also transfer to the proposed transferee, at the same price per share and upon the same terms and conditions, up to the maximum amount of additional Class A Shares, Class B Shares, or Class C Shares that the proposed transferee has agreed that it would be willing to acquire, subject to certain customary limitations and exceptions. The Registration Rights Agreement also provides that the Issuer will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Voting Support Agreement

As a condition and inducement to the willingness of PSP Investments to enter into the Transaction Agreement, MHR entered into a voting support agreement (the “Voting Support Agreement”) with Telesat Canada and PSP Investments pursuant to which, among other things, MHR agreed to vote in favor of the Transaction an amount of shares of Loral voting common stock equal to 30% of the Loral’s voting common stock outstanding.

While the Voting Support Agreement terminated in connection with the closing of the Transaction, Section 3.9 of the Voting Support Agreement survived termination. Section 3.9 of the Voting Support Agreement provides that Telesat Canada will not agree to any modification, amendment or waiver of the Transaction Agreement unless such modification, amendment or waiver is previously consented to in writing by MHR. There are several provisions of the Transaction Agreement that survive the Effective Time, including agreements that require, for a period of six years after the Effective Time, the organizational documents of Loral to contain exculpation, indemnification and expense advancement and reimbursement provisions no less favorable than that of the organizational documents of Loral in effect prior to the date of the Transaction Agreement.

The foregoing description of the Voting Support Agreement is not complete and is qualified in its entirety by reference to the Voting Support Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

Full and Final Release and Amendment of Tolling Agreement

Page 27 of 30 Pages

Loral has asserted certain claims against PSP Investments arising out of PSP Investment’s actions in certain previous transaction processes relating to Telesat Canada. PSP Investments has asserted various counterclaims, the parties have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties, including MHR Fund Management LLC, executed a mutual release that released those claims upon the closing of the Transaction (the “Release and Amendment of Tolling Agreement”).

The foregoing description of the Release and Amendment of Tolling Agreement is not complete and is qualified in its entirety by reference to the Release and Amendment of Tolling Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 23, 2021	MHR ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

Page 29 of 30 Pages

MHRC LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC I LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC II LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Page 30 of 30 Pages

Exhibit Index

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Amended and Restated Telesat Partnership Agreement (incorporated by reference to Annex L to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on June 30, 2021)

2	Investor Rights Agreement, dated as of November 23, 2020, by and between Telesat Corporation and MHR Fund Management LLC (incorporated by reference to Annex I to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on June 30, 2021)

3	Registration Rights Agreement, dated as of November 23, 2020, by and among Telesat Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and MHR Fund Management LLC and certain of its affiliates (incorporated by reference to Annex K to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on June 30, 2021)

4	Voting Support Agreement, dated as of November 23, 2020, by and among certain funds managed by MHR Fund Management LLC and Public Sector Pension Investment Board (incorporated by reference to Annex E to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on June 30, 2021)

5	Full and Final Release and Amendment of Tolling Agreement, dated as of November 23, 2020, by and among Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Holdings Corporation, MHR Fund Management LLC and Telesat Canada (incorporated by reference to Annex O to the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on June 30, 2021)